AGREEMENT TO EXECUTE SMITH IRREVOCABLE PROXY

This Agreement to Exercise Smith Irrevocable Proxy (“Agreement”) is made and entered into effective as of the 25th day of May, 2010 (“Agreement Effective Date”), by and among Dr. L.S. Smith, Individually (“Dr. Smith”) and NTR Metals, LLC, a Texas limited liability company (“NTR”).

WHEREAS, Dr. Smith and NTR are each parties to that certain Closing Agreement of even date herewith (the “Closing Agreement”) by and between Dr. Smith, NTR and DGSE Companies, Inc., a Nevada corporation (“DGSE”). Pursuant to the Closing Agreement, including the agreements and documents identified therein (the “Closing Documents”), NTR acquired 3,000,000 shares of the issued and outstanding capital stock of DGSE (the “NTR Shares”);

WHEREAS, Dr. Smith and NTR are each parties to that certain Option Contract of even date herewith (the “Option Contract”) whereby Dr. Smith granted NTR the option to purchase from Dr. Smith 1,000,000 shares of DGSE (the “NTR Stock Option”), subject to the terms and conditions set forth therein;

WHEREAS, Dr. Smith and NTR are each parties to that certain NTR Irrevocable Proxy to Vote Shares in DGSE Companies, Inc. of even date herewith (the “NTR Proxy”) whereby NTR appointed Dr. Smith as the attorney or proxy to vote the percentage interest in DGSE represented by the NTR Shares with respect to matters regarding DGSE on which NTR may otherwise be entitled to vote the NTR Shares (the “NTR Voting Rights”), subject to the terms and conditions stated therein; and

WHEREAS, as of the Agreement Effective Date, Dr. Smith owns 2,847,938 shares of DGSE, including 945,634 unexercised stock options (the “Smith Shares”). Further, as of the Agreement Effective Date, there are 493,282 shares of DGSE that are subject to proxies  (excluding the NTR Proxy) to vote the shares owned by other persons pursuant to which Dr. Smith holds sole voting power (the “Third-Party Proxies”).

WHEREAS, in connection with the Smith Shares and the Proxies, Dr. Smith has voting rights relating to matters regarding DGSE (the “Smith Voting Rights”).

NOW THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.           Term of Agreement. The term of this Agreement (“Term”) shall be for a period of four (4) years commencing on the Agreement Effective Date.

2.           Grant of Right to Smith Voting Rights. As part of the consideration for NTR to enter into and perform its obligations under the Closing Agreement and the Closing Documents, during the Agreement Term,  Dr. Smith agrees to grant NTR an irrevocable right to the Smith Voting Rights upon the occurrence of any of the following events (each a “Trigger Event”):

(a)	NTR’s exercise of the NTR Stock Option;
(b)	The death of Dr. Smith; or
(c)	The appointment of a legal Guardian for Dr. Smith due to incapacity by reason of physical or mental condition (“Incapacity”).

3.           Smith Proxy. Dr. Smith agrees that within thirty (30) days of the occurrence of a Trigger Event, Dr. Smith (or, if applicable, one of the persons as set forth in Section 4 below) will execute the Smith Irrevocable Proxy to Vote Shares in DGSE Companies, Inc. in the form attached hereto as Exhibit A (the “Smith Proxy”). Upon execution of the Smith Proxy, the Smith Proxy shall remain in effect for the Relevant Proxy Period as set forth therein.

4.           Execution of Smith Proxy. In order to confirm such agreement and obligation of Dr. Smith by separate document, Dr. Smith agrees that upon the occurrence of a Trigger Event (in the event that Dr. Smith is incapacitated or otherwise unable to sign the Smith Proxy), Dr. Smith’s legal guardian, executor, representative and/or heirs will sign the attached Smith Proxy.

5.           Power of Attorney. In the event that Dr. Smith or his legal guardian, executor, representative and/or heirs fail to execute the Smith Proxy within thirty (30) days of the occurrence of a Trigger Event, Dr. Smith, for himself and on behalf of his legal guardian, executor, representative and/or heirs, hereby grants NTR a power of attorney to execute the Smith Proxy as provided herein.

6.           Attorney’s Fees.  In the event of litigation arising under this Agreement, the non-prevailing party shall pay the other party’s reasonable attorneys' fees and expenses.

7.           Invalid Provision. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

8.           Modification. No change or modification of this Agreement shall be valid unless the same is in writing and signed by all the parties to this Agreement.

9.           Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, guardians, legal representatives, executors, successors, and assigns.

10.           Agreement Governed by Texas Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas. The parties shall have the right, but not the obligation, to apply to a court of competent jurisdiction within Dallas County, Texas to enjoin any breach of this Agreement or to seek specific performance of this Agreement. Excepting the right of a party to seek such injunctive relief, all claims, disputes and matters in question arising out of or related to this Agreement, whether sounding in contract, tort or otherwise, shall be resolved by binding arbitration, administered by the American Arbitration Association (“AAA”) pursuant to its then current AAA Commercial Arbitration Rules (“Rules”). The dispute shall be heard and determined by one (1) arbitrator. Within thirty (30) days of the notification of a party’s intent to proceed with arbitration, the parties shall mutually agree upon and designate an arbitrator. If the parties fail to designate an arbitrator within the time specified, then the arbitrator shall be appointed by the AAA. The arbitrator shall decide whether a particular dispute is or is not arbitrable. The costs of the arbitrator shall be divided equally between the parties. Only damages alleged pursuant to this Agreement may be awarded, and the arbitrator shall have no authority to award punitive or exemplary damages, the parties hereby waiving their right, if any, to recover punitive or exemplary damages, either in arbitration or in litigation. The arbitration shall take place in Dallas, Texas.  Judgment on the award may be entered in any court having jurisdiction.

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the day and year first above written.

DR. L.S. SMITH, an individual

Dr. L.S. Smith

NTR METALS, LLC, a Texas limited
liability company

By:
Name: John R. Loftus
Title: President